OMB APPROVAL
                                                      --------------------------
                                                      OMB Number 3235-0362
--------                                              Expires: December 31, 2002
 FORM 5    U.S. SECURITIES AND EXCHANGE COMMISSION     Estimated average burden
--------        Washington, D.C. 20549                 hours per response.. 1.0
X    Check box if                                     --------------------------
     no longer subject
     to Section 16.
     Form 4 or Form 5
     obligations may continue.
     See Instruction 1(b).

     Form 3 Holdings Reported

X    Form 4 Transactions Reported

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

----------------------------------------------
1. Name and Address of Reporting Person*

     Friedman Brian P.
     FS Private Investments
     520 Madison Avenue, 8th Floor
     New York, NY 10022

----------------------------------------------
2. Issuer Name and Ticker or Trading Symbol

     California Pizza Kitchen, Inc. - (CPKI)

----------------------------------------------
3. IRS Identification Number of Reporting
   Person, if an Entity (Voluntary)

----------------------------------------------
4. Statement (Month/Year)

     December 31, 2001
-----------------------------------------------
5. If Amendment, Date of Original (Month/Year)


-----------------------------------------------
6. Relationship of Reporting Person
   to Issuer
   (Check all applicable)

      Director                  10% Owner
      Officer (give title    X  Other (specify
                   below)              below)

               Former Director
------------------------------------------------
7. Individual or Joint/Group Filing
   (Check Applicable List)

      X  Form filed by One Reporting Person
         Form Filed by More than One Reporting
         Person

-------------------------------------------------

             Table I - Non-Derivative Securities, Beneficially Owned
 -----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security    2. Transaction    3. Transaction   4. Securities       5. Amount of      6. Ownership Form:  7. Nature of
    (Instr. 3)              Date (Month/      Code             Acquired (A)        Securities        Direct (D) or       Indirect
                            Day/Year)         (Instr. 8)       or Disposed of      Beneficially      Indirect (I)        Beneficial
                                                               (D) (Inst. 3,       Owned at End      (Instr. 4)          Ownership
                                                               4 and 5)            of Month (Instr.                       (Instr. 4)
                                                                                   3 and 4)

                                                             Amount  (A)or Price
                                                                     (D)

   Common Stock           12/03/01             G              1,600  (D)

   Common Stock           12/13/01             G              3,300  (D)

   Common Stock           12/19/01             G(1)          10,000  (D)

   Common Stock           12/19/01             G(1)          10,000  (A)                             I                   By Friedman
                                                                                                                         Foundation

   Common Stock           12/19/01             S4            10,000  (D)  $22.05                     I                   By Friedman
                                                                                                                         Foundation

   Common Stock           12/21/01             G(1)          10,000  (D)           11,712            D

   Common Stock           12/21/01             G(1)          10,000  (A)                             I                   By Friedman
                                                                                                                         Foundation

   Common Stock           12/21/01             S4            10,000  (D)  $24.50        0            I                   By Friedman
                                                                                                                         Foundation

   Common Stock                                                                     7,516            I                   By 2055
                                                                                                                         Partners,
                                                                                                                         L.P.(2)
------------------------------------------------------------------------------------------------------------------------------------

(1) Gift to Friedman Foundation, of which the reporting person serves as President.

(2) These shares are directly owned by 2055 Partners L.P. The reporting person is the general partner of 2055 Partners L.P.


                                        1 of 2

FORM 5 (Continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options,convertible securities)
----------------------------------------------------------------------------------------------------------------------------------


1.Title of   2.Conver-  3.Trans-  4.Transac- 5.Number   6.Date         7.Title       8.Price   9.Number   10. Own-    11. Nature
  Derivative   sion or    action    tion       of         Exer-          and           of        of           ship        of
  Security     Exercise   Date      Code       Deriv-     cisable        Amount        Deriv-    Deriv-       Form        Indirect
  (Instr. 3)   Price of   (Month/   (Instr.    ative      and Ex-        of            ative     ative        of De-      Bene-
               Deriv-     Day/      8)         Secur-     pira-          Under-        Secur-    Secur-       rivative    ficial
               ative      Year)                ities      tion           lying         ity       ities        Secu-       Owner-
               Security                        Ac-        Date           Secur-        (Instr.   Bene-        rity:       ship
                                               quired     (Month/        ities         5)        ficially     Direct      (Instr.
                                               (A) or     Day/           (Instr.                 Owned at     (D) or      4)
                                               Disposed   Year)          3 and 4)                End of       Indirect
                                               of (D)                                            of Year      (I)
                                               (Instr.                                           (Instr.      (Instr.
                                               3, 4 and                                          4)           4)
                                               5)

                                               (A)    (D) Date   Ex-     Title  Amount
                                                          Ex-    pir-           or
                                                          ercis- ation          Number
                                                          able   Date           of
                                                                                Shares

----------------------------------------------------------------------------------------------------------------------------------


                         /s/ Brian P. Friedman                 January 18, 2002
                         ---------------------------------     ---------------
                         ** Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



                                        2 of 2